FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated July 13, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.
CNPJ 01.838.723/0001-27
A Publicly Traded Company with Authorized Capital
Rua Jorge Tzachel, 475,
Itajaí, SC

MATERIAL FACT

The management of BRF – Brasil Foods S.A. (“BRF” or “Company” – Bovespa: BRFS3; NYSE: BRFS) wishes to announce, pursuant to CVM Instruction 358/02 and Paragraph 4, Article 157 of Law 6.404/76, that the Plenary Session of the Administrative Council for Economic Defense (“CADE”) has approved today (July 13 2011) the Association between BRF and Sadia S.A. (“SADIA”), contingent on the compliance with the provisions contained in the Performance Agreement (“TCD”), also signed today.

The parties to the TCD are, on the one hand, BRF and SADIA, and on the other, CADE, this document constituting an integral part of the ruling given by the Plenary Session of CADE within the scope of Concentration Act 08012.004423/2009-18.

The measures established in the TCD are limited to the Brazilian territory, in the markets and/or categories of products specified in the TCD, the Company and SADIA being free to operate in the external market as a whole, and the domestic dairy product and food service markets, conditional on these activities not representing an impediment to the assumptions and effectiveness of the TCD.

1. Measures which must be adopted by the companies BRF and SADIA (“Companies”):

The TCD covers the following principal measures with which the Companies shall comply: (a) sale of the following brands and of all other intellectual property rights related to them: (i) Rezende, (ii) Wilson, (iii) Texas, (iv) Tekitos, (v) Patitas, (vi) Escolha Saudável, (vii) Light Ellegant, (viii) Fiesta, (ix) Freski, (x) Confiança, (xi) Doriana and (xii) Delicata.

(b) joint sale of all goods and rights related to certain productive units (including employees, installations and equipment), which comprises of: (i) 10 processed food plants, (ii) 02 hog slaughtering plants, (iii) 02 poultry slaughtering plants, (iv) 04 animal feed plants, (v) 12 chicken breeder stock farms, (vi) 02 poultry hatcheries;

(c) sale of all goods and rights related to 08 Distribution Centers;

(d) assignment of the entire portfolio of agreements with integrated poultry and hog outgrowers, currently used to guarantee the specific supply of the productive structures mentioned in letter “b”, which are specified in the Attachment 1 of the TCD, plus as many other agreements as necessary to ensure at least the supply of 100% of the poultry and 70% of the hogs used in the production of processed foods in the productive units sold;

(e) the portfolio of agreements referred to in letter “d” and the combination of assets under letters “b” and “c” must be geographically coordinated in the same manner as the operation currently conducted by the Companies;

(f) the combination of all tangible and intangible productive assets indicated in letters “a” “b”, “c”and “d”, are characterized as a fact universality (denominated in the TCD as “Business”) and corresponds to an industrial food processing capacity amounting to 730 (seven hundred and thirty) thousand tons being 96 (ninety-six) thousand tons of margarines, and the rest in the key markets where there are anti-trust concerns.

(g) suspension of the use of the PERDIGÃO brand in the Brazilian territory for a period of 03 (three) years relative to the following products: (i) cooked hams, luncheon meat; (ii) pork festive line (frozen seasoned pork loin, smoked pork shoulder, seasoned bone/boneless pork leg, boneless baby tender ham, pork tender); (iii) smoked sausage and pork sausage;

(h) suspension of the use of the PERDIGÃO brand in the Brazilian territory, for a period of (four) years for the following product: salamis;

(i) suspension of the use of the PERDIGÃO brand in the Brazilian territory for a period of 05 (five) years for the following products: (i) lasagna; (ii) frozen pizzas; (iii) kibes and meat balls and (iv) turkey cold cuts light line;

(j) for the period of 05 (five) years, the Companies may not use the categories listed under letters “g”, “h”, “i”, besides margarine, in natura turkey, bologna sausage, poultry party kit, hamburger, breaded products and frankfurters, other brands, already existing or which may be created, which are not those listed in Attachment 3 of the TCD. The use of these brands or denominations of these products is not permitted under any shape or form. For the brands cited in Attachment 3 in which a maximum limit for participation is established, the verification at any time of an infringement of this limit shall imply the definitive suspension of the corresponding brand, for the period herein established in the category in which this infringement has occurred.

(k) suspension of the use of the BATAVO brand for a period of 04 (four) years for the products and categories under letters “g”, “h”, and “i”, besides margarine, in natura turkey, bologna sausage, poultry festive line, hamburger, breaded products and sausages;

(l) during the period the TCD is in effect, the Companies shall refrain from signing agreements of any type with any points of sale, including wholesale chains and retail supermarkets and hypermarkets that imply de facto exclusivity or right of sales, publicity or merchandising, including in relation to the manner of display of the products at the point of sale; and

(m) with respect to turkey meat, the Companies guarantee the supply of in natura turkey: to the purchaser of the Business, in a volume corresponding to the market share of the brand: Rezende, according to Nielsen volume data (2010 average) at the export sale price of these products.

2. Conditions and timelines for complying with the requirements under the TCD:

2.1. The purchaser of the “Business” (item 1, letter “f”) shall cumulatively and individually substantiate to CADE:
a) financial solidity, including for the realization of future investments;
b) administrative and managerial capacity and;
c) the absence of any connection, direct or indirect, including outside control, with the Companies or their respective economic group.

2.2 Within a period which is compatible with other obligations in the TCD, the Companies shall take the necessary steps to make the “Business” ready and available for sale including, measures necessary for corporate reorganization, release of real and mandatory encumbrances, administrative, organizational restructuring or any measures that may become necessary.

2.3 The said terms are defined in the confidential clauses to the TCD.

2.4 The behavioral measures on the use of brands pursuant to item 1, letters “g”, “h”, “i”, “j” and “k” shall become effective from the day subsequent to the signature of the agreement for selling the “Business”.

3. Companies’ obligations during the period set for sale of the business:

(a) maintain the productive units to be sold fully operational and in conditions no less than those existing as of this date;

(b) replicate in the installations, productive processes and products to be sold, improvements made in the installations, productive processes and products which shall remain in the hands of BRF;

(c) maintain employment levels at the said productive units, the unjustified severance of members of the labor force being prohibited;

(d) maintain investments in marketing of the brands to be sold at levels at least equivalent to those made in 2010;

(e) maintain the market share of the brands involved in the sale, this calculated in conjunction with each Nielsen category, at least, at the same level as the Nielsen data for 2010, as cited in Attachment 4 of the TCD. Market share on the date of sale shall be measured on the basis of the average of the data for the Nielsen market share (volume) for the preceding 6 months prior to the sale of the “Business”.

4. Monitoring and penalties:

4.1. CADE shall supervise compliance with the obligations assumed by the Companies in the TCD, which also contemplates the imposition of penalties in the event of non-compliance with its provisions.

4.2 In order to establish the regularity of all the obligations cited in this agreement, the Companies shall engage, at their own expense, within 10 days of signature of the TCD, a first class independent auditor with no restrictions on the part of the economic regulators (CVM, BACEN and others).

5. Additional information:

The tables below aim to simulate the impacts on BRF for baseline year 2010 of the measures contemplated in the TCD. For this simulation it was not considered any eventual increase in sales with the brands that will continue to be used by BRF, in substitution for the products under the Perdigão and Batavo brands with their sales temporarily suspended in the light of CADE’s decision in specific categories defined in item 1, letters (g), (h), (i) , and (k).

Consolidated data 2010	DIVESTMENT	BRANDS	TOTAL IMPACT
		SUSPENDED
TCD - Volume thousand tons	456	246	702
In-Natura	52	2	54
Elaborated + Processed	341	241	582
Commemorative Products	12	2	15
Margarines	51	0	51
Total Volume BRF Pre-TCD			6,062
TCD as a % of Total BRF Pre-TCD			11.6%

TCD - ROL MMR$	1,726	1,241	2,967
In-Natura	221	7	227
Elaborated + Processed	1,275	1,213	2,488
Commemorative Products	70	21	91
Margarines	161	0	161
NOR Total BRF Pre-TCD			22,681
TCD as a % of Total BRF Pre-TCD			13.1%

The Perdigão brand, as well as all the rights associated to it, remains the property of BRF and used normally in various categories of processed foods such as breaded products, hamburgers, bologna sausage, fresh sausages, frozen ready to eat meals (except lasagna), bacon, festive poultry line as well as the entire line of in natura products, among others. The volume subject to the restriction of the TCD would represent in 2010 about one third of the sales of the total Perdigão brand.

Finally in relation to the assets to be sold, BRF undertakes to maintain the quality of its products and supplies to the points of sale until the transition to the new owners is concluded.

With respect to the employees and integrate outgrowers who attend the units required by CADE to be sold, BRF shall adopt all possible measures for minimizing the impacts arising from the change in the control of these assets. The TCD establishes the obligation on the part of the purchaser of the assets to be sold to maintain the current level of employment for at least six months.

Going forward, the Company shall work towards concluding the merger plan for the two companies, thus creating the necessary conditions for making BRF a global leader in the food sector.

São Paulo, July 13 2011

Jose Antonio do Prado Fay	Leopoldo Viriato Saboya
Chief Executive Officer	Chief Financial, Administration
and Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   July 13, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director